 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person*
Zhao Michael
(Last)                      (First)                      (Middle)
4/F Zhongdian Information Tower
Zhongguancun South Street, Haidian District
(Street)
Beijing       100086   China
(City)                      (State)                      (Zip)

2. Issuer Name and Ticker or Trading Symbol AsiaInfo Holdings, Inc. ASIA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/24/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Senior Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	04/24/2003		S		98957	D	$4.553	122,833	D
								34,090	I	Shares held by Mr. Zhao's son, Christopher Zhao

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Options (right to acquire common stock)	$2.50							Note 1	11/15/2007	Common Stocks	230,000	$0	230,000	D
Stock Options (right to acquire common stock)	$7.60							Note 2	10/04/2009	Common Stocks	100,000	$0	100,000	D
Stock Options (right to acquire common stock)	$8.00							Note 3	01/04/2011	Common Stocks	150,000	$0	150,000	D
Stock Options (right to acquire common stock)	$9.25							Note 4	01/16/2011	Common Stocks	40,000	$0	40,000	D
Stock Options (right to acquire common stock)	$9.625							Note 5	04/04/2011	Common Stocks	40,000	$0	40,000	D
Stock Options (right to acquire common stock)	$4.03							Note 6	08/15/2012	Common Stocks	120,000	$0	120,000	D

Explanation of Responses:

Note 1: 300,000 stock options with an exercise price of $2.50 were granted on November 15, 1997, and vested on an annual schedule of 33%, 33% and 33%, beginning on the first anniversary of the grant date.
Note 2: 100,000 stock options with an exercise price of $7.60 were granted on October 4, 1999, and vested on the grant date.
Note 3: 150,000 stock options with an exercise price of $8.00 were granted on January 4, 2001. These options vest in two installments of 25% each on the first and second anniversary of the grant date, and in eight subsequent quarterly installments of 6.25% each, commencing on April 4, 2003 and ending on January 4, 2005.
Note 4: 40,000 stock options with an exercise price of $9.25 were granted on January 16, 2001. These options vest in two installments of 25% each on the first and second anniversary of the grant date, and in eight subsequent quarterly installments of 6.25% each, commencing on April 17, 2003 and ending on January 16, 2005.
Note 5: 40,000 stock options with an exercise price of $9.625 were granted on April 4, 2001. These options vest in two installments of 25% each on the first and second anniversary of the grant date, and in eight subsequent quarterly installments of 6.25% each, commencing on July 5, 2003 and ending on April 4, 2005.
Note 6: 120,000 stock options with an exercise price of $4.03 were granted on August 15, 2002. These options vest in two installments of 25% each on the first and second anniversary of the grant date, and in eight subsequent quarterly installments of 6.25% each, commencing on November 15, 2004 and ending on August 15, 2006.

By:	Date:
/s/ Michael Zhao	04/28/2003
Michael Zhao
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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